Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry
mmabry@stradley.com
215-564-8011

August 31, 2016

Via EDGAR Correspondence

Alison White, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Franklin Limited Duration Income Trust

Dear Ms. White:

We represent Franklin Limited Duration Income Trust (the "Fund"), a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") whose common shares are listed for trading on NYSE MKT (symbol: FTF).  We would like to bring several items to your attention in connection with the proxy statement for the 2016 Annual Shareholders' Meeting of the Fund (the "Saba Proxy Statement") filed by Saba Capital Management, L.P. ("Saba") on August 24, 2016.  As set forth more fully below, we believe these items may be materially false or misleading for purposes of Rule 14a-9 under the Securities Exchange Act of 1934 .  Parenthetical page references are to the Saba Proxy Statement.

1. References to "Franklin."

On p. 1 of the Saba Proxy Statement, Saba defines the Fund as: "'Franklin' or the 'Fund'".  We believe that most of the Fund's investors will interpret "Franklin" to refer to Franklin Resources, Inc. ("Resources"), a publicly traded company listed on the New York Stock Exchange (NYSE: BEN), together with its affiliates, including the investment adviser to the Fund.  As a result, we believe shareholders will be confused and materially misled as to whether the proxy statement is referring to the Fund, its investment adviser, or Resources, in sentences such as: "As a result of the continued poor investment performance of Franklin, . . ." (p. 1); "We believe that the Board of Trustees (the "Board") of Franklin . . ." (p. 1);  ". . . in opposition to Franklin's trustee nominees" (p. 1, Proposal 1); "As the largest shareholder of Franklin, with an ownership of approximately 15% of the Common Shares . . ." (p. 3); "A reduction in the

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Alison White, Esq.
Senior Counsel
August 31, 2016

discount means that the shares of Franklin will trade at a higher price" (p. 3); "Over the past three years, Franklin has traded at an average 11% discount to NAV" (p. 3); "We believe we and all fellow Franklin shareholders . . ." (p. 3); "Franklin investors have suffered long enough" (p. 3); ". . . as a result of being an investor in Franklin over the past years" (p. 3); or "Where can I find additional information concerning Franklin?" (p. 11).

This confusion is particularly exacerbated where the Saba Proxy Statement uses both of its defined terms for the Fund in the same sentence, implying that there is a difference between the defined terms, such as: "Franklin's discount is greater (i.e., worse) than average, and the Fund is doing significantly less than other funds to correct its missteps" (p. 3, emphasis added); or "In fact, we believe Franklin will return back to levels the Fund traded at . . ." (p. 3).  We believe statements like "Franklin's Common Shares currently trade at a value significantly less than what they are worth," (p. 3, boxed text), are not only designed to deliberately mislead the Fund's shareholders, but also to confuse shareholders of Resources and the general investment community, including analysts and the media.

2. Recovery of Proxy Solicitation Expenses.

The Saba Proxy Statement states on p. 11 that: "[i]f successful, Saba may seek  reimbursement of these [proxy solicitation] costs from the Fund."  It further states that:  "Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation, and other costs incidental to the solicitation."  These statements are inconsistent with the "Commission Statement" in Mexico Fund, Inc., Investment Company Act Release No. 25729 (Sept. 13, 2002), in which the Securities and Exchange Commission (the "Commission") stated, in relevant part:

[T]he Commission takes this opportunity to remind the fund industry of the importance of the requirements of section 17(d) and rule 17d-1 particularly in the context of an agreement to reimburse the costs of a proxy contest. These provisions broadly prohibit certain joint transactions or arrangements between registered investment companies and their affiliates without the Commission's advance approval. Approval must be sought from the Commission prior to investment companies engaging in reimbursement agreements of this type.

The Commission considers it essential that the industry carefully scrutinize any use of fund assets to reimburse proxy contestants, and cautions the industry to refrain from effecting inappropriate reimbursement arrangements. (emphasis added)

We believe that it is materially misleading for Saba to suggest that it may recover proxy contest costs in contravention of the Commission Statement, as well as a material omission not to disclose the requirement that it first obtain exemptive relief under Rule 17d-1 of the 1940 Act before it can make any such recovery.

Alison White, Esq.
Senior Counsel
August 31, 2016

3. Comments on Performance.

We refer you to the Fund's performance table on p. 20 of the Fund's preliminary proxy statement (the "Fund Proxy Statement") filed yesterday, which shows that as of July 31, 2016, the Fund's year-to-date performance at net asset value ("NAV") was 7.78%.  This compares well with the year-to-date return of 6.98% for the Fund's blended benchmark and 8.59% for the Lipper General Bond Funds Category (which includes bond funds of much longer duration) at NAV.  The Fund's year-to-date return at market price is 14.25%, which is very competitive with the longer-duration Lipper General Bond Funds Category (15.94%).  Similarly, that performance table shows that the Fund's performance at market price and NAV for other shorter- and longer-periods was also competitive, both in absolute terms and relative to its blended benchmark and the Lipper General Bond Funds Category.

In this context, the Saba Proxy Statement contains numerous statements regarding the Fund's performance that are patently and materially false and misleading.  For example, the Saba Proxy Statement states: ". . . the continued poor investment performance of Franklin" (p. 1); ". . . Franklin's perpetual underperformance" (p. 1); ". . . perpetually sub-par performance" (p. 3); "the lagging performance we ALL have endured as a result of being an investor in Franklin over the past years" (p. 3); "The Fund's long-term performance has been disappointing" (p. 8); ". . . the adviser's poor performance" (p. 8); ". . . its adviser's perpetual underperformance" (p. 8).

These statements about the Fund's performance are presented in the Saba Proxy Statement as objective facts without providing any source or authority and without any clarification as to which performance (market vs. NAV) or which specific time periods they are referring to.  Even if these statements were stated as an opinion, they are – as of the date of the Saba Proxy Statement – factually incorrect, and therefore materially false and misleading.

Rule 14a-9(a) prohibits proxy statements from containing materially false or misleading statements "at the time and in the light of the circumstances under which it is made."  Further, Rule 482(g) under the Securities Act of 1933 requires with respect to open-end funds that "[a]ll performance data contained in any advertisement must be as of the most recent practicable date considering the type of investment company and the media through which the data will be conveyed."  We note, however, that the Lipper reports referred to in the Saba Proxy Statement appear to be drawn from the "Board Review of Investment Management Agreement" sections of the Fund's annual shareholder reports dated as of March 31, 2014 and 2015, which are based on data as of December 31, 2014 and 2015, respectively, and are therefore materially out of date.  More recent information is provided in the Fund's annual shareholder reported dated as of March 31, 2016, which was filed on June 1, 2016.

Even the stale performance information from the 2015 and 2014 annual shareholder reports does not support the categorical statements in the Saba Proxy Statement.  For example, the Saba Proxy Statement states on p. 3 (in bold and underlined) that: "the Fund never achieved even an average ranking in income or total return when measured in one-year, three-year, five-year or ten-year periods" (emphasis added).  This categorical statement misleadingly covers all

Alison White, Esq.
Senior Counsel
August 31, 2016

time periods and materially contradicts the information in the "Board Review of Investment Management Agreement" section in the 2015 annual shareholder report, which specifically states that "[t]he Lipper report showed the Fund's 2014 total return . . . on an annualized basis to be in . . . the middle performing quintile of such universe for the previous five- and 10-year periods" (emphasis added).

Just as the Fund has referenced and footnoted all of the data to which it refers in the table on p. 20 of the Fund Proxy Statement, so too should Saba cite to its claims regarding Fund performance. In the event Saba cannot support its claims with up-to-date data, the unsupported statements in the Saba Proxy Statement should be removed. We believe Saba's failure to substantiate its statements is a material violation of Rule 14a-9.

4. Promissory Statements.

The Note to Rule 14a-9 expressly lists "[p]redictions as to specific future market values" as "examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section."  The Saba Proxy Statement makes a number of such promissory misleading statements, including:

•	"Moreover, we believe that, should Proposal 2 fail, investors could suffer significant losses from a significant increase in discount. In fact, we believe Franklin will return back to levels the Fund traded at before Saba announced its intention to engage the Board" (p. 3, emphasis added). This is an express prediction of future market values, when there is no guarantee (or even likelihood) that the outcome of the vote on Saba's precatory proposal will have any effect on the Fund's market price or discount to NAV.
•	"A reduction in the discount means that the shares of Franklin will trade at a higher price" (p. 3, emphasis added, original sentence in the Saba Proxy Statement is in bold and underlined). In addition to predicting a higher market value for the Fund's shares, this statement is obviously untrue given that intervening market movements generally, or fluctuations in the prices of the Fund's portfolio securities, could result in the Fund's shares trading at a lower price notwithstanding a reduction to its discount.
•	"We urge you to protect the value of your investment and sign, date and return the Gold proxy card 'FOR ALL' three nominees to the Board and 'FOR' Proposal 2." (p. 2, emphasis added). This statement misleadingly suggests that supporting Saba's proposals will protect shareholders from investment losses.
•	"Accordingly, to help guide the Fund realize [sic] larger shareholder returns for at least the next three years, we strongly believe a revitalized Board containing Saba's highly qualified Nominees needs to be implemented immediately" (p. 3, emphasis added). This is promissory and misleading because there is no guarantee (or even likelihood) that electing a minority of trustees to a board will have any effect on performance.

Alison White, Esq.
Senior Counsel
August 31, 2016

•	"Now is the time for change to enhance the value of your investment" (p. 3, emphasis added). No explanation was offered as to how electing Saba's nominees or adopting its proposal will achieve this result.
•	"We urge you to support our proposals by voting the GOLD proxy card today, which we believe will allow all shareholders to realize the NAV for your investment. This additional return will immediately offset some of the lagging performance we ALL have endured as a result of being an investor in Franklin over the past three years." (p. 3, emphasis added). Even if Saba's proposal were adopted and implemented, intervening market movements generally, or fluctuations in the prices of the Fund's portfolio securities, could eliminate any such gain, hence there is no guarantee of "additional return," much less "immediately."
While we would acknowledge that proxy fights always entail a certain degree of hyperbole, the unsubstantiated, promissory claims in the Saba Proxy Statement about how their proposals will improve Fund performance are wholly inconsistent with regulatory requirements on statements about performance – especially future performance – under the 1940 Act, related Federal securities laws such as Rule 482, and FINRA standards.
5. Statements About the Fund's Discount.

The Saba Proxy Statement makes a number of claims about the causes of the Fund's market price discount to NAV, as well as other misstatements about the Fund's discount.  Although couched as authoritative, Saba offers no explanation, much less substantiated evidence, to support its claims, but rather misleadingly attempts to pass off opinion as fact.  Examples include:

•	The definition of "discount to net asset value" as "the difference between the current price of Franklin and the actual value of Franklin" (p. 3) is misleading, as both the Fund's market price and NAV could be considered a "current price" and "actual value."
•	"Franklin's discount is greater (i.e., worse) than average, and the Fund is doing significantly less than other funds to correct its missteps." (p. 3). In fact, the Fund's discount is currently trading in single digit, and according to Morningstar as of August 30, 2016, the Fund's 6-month average discount was -8.92%, which we believe is competitive with other closed-end funds. Moreover, as the Saba Proxy Statement acknowledges on p. 3, the Board has publicly announced its adoption of a discount reduction program, which is markedly more than other closed-end funds have done. Saba has offered no evidence for its assertion – no timeframe, no indication of funds included in its "average," and no data sources.
•	"As a result of the continued poor investment performance of Franklin, its common shares trade at a significant discount to the Fund's net asset value, or 'NAV.'" (p. 1). There is no objective basis for concluding that the Fund's current discount is attributable to the Fund's investment program or the investment adviser's investment decisions.

Alison White, Esq.
Senior Counsel
August 31, 2016

•	"We believe that the Board of Trustees (the "Board") of Franklin has not been able to effectively manage the Fund's discount, nor have they taken action to address Franklin's perpetual underperformance." (p. 1) Insofar as the reference to "perpetual underperformance" refers to the Fund's discount, this statement ignores the Board's adoption of the discount reduction program, which the Saba Proxy Statement expressly acknowledges on p. 3.
•	The statement on p. 3 that shareholders "have not been able to achieve full value for over three years" is misleading, given that the Fund traded at a premium to NAV at certain times during this period.
•	"The Fund's excessive discount level indicates that the market has lost faith in the Fund's adviser's ability to significantly add to shareholder value." (p. 8). Again, the Saba Proxy Statement offers no explanation or evidence for this assertion, particularly in light of the fact that the Fund's year-to-date market price and NAV performance has improved, and the Fund's discount is currently in single digits, which is hardly "excessive."
6. Other False and Misleading Statements

In addition to the false and misleading statements described above, we believe that the following statements in the Saba Proxy Statement are also false and misleading:

•	"The Board actually finds the current discount to be acceptable and it has even stated that, as compared to the median discount, Franklin's discount is only 30% greater than other funds this year." (p. 3). We are unaware of the Board having made this statement.
•	"Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 2." (p. 8). This is not correct. Under NYSE rules and Delaware law, for Saba's Proposal 2, broker non-votes will be counted as votes present and will have the same effect as a vote "against" Saba's proposal. Moreover, this statement is inconsistent with the statement on p. 10, which correctly states that "Abstentions and broker non-votes will be treated as votes present at the Annual Meeting and, therefore, will have the same effect as a vote 'against' Proposal 2."
•	"Shareholders who sold Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Common Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Common Shares after the Record Date (unless they also transfer their voting rights)." (p. 9) This statement is inconsistent with Article V, Section 1 of the Fund's Amended and Restated Declaration of Trust (the "Declaration of Trust"), which provides that "The Shareholder of record (as of the record date established pursuant to Section 4 of this Article V) of each Share shall be entitled to one vote for each full Share, and a fractional vote for each fractional Share." Similarly, Article V, Section 4(a) of the Declaration of Trust states "[f]or purposes of determining the Shareholders entitled to notice of, and to vote, at any meeting of Shareholders, the

Alison White, Esq.
Senior Counsel
August 31, 2016

Board of Trustees may fix a record date . . ."   No allowance is made in the Declaration of Trust for the purchase of shares with voting rights after the record date, or for the transfer of voting rights in a sale of shares, that would entitle a shareholder who did not own shares as of the record date to vote at the shareholder meeting.
•	"PLEASE DO NOT SIGN OR RETURN A WHITE PROXY CARD FROM THE TRUST, EVEN IF YOU INSTRUCT TO "ABSTAIN" ON THEIR TRUSTEE NOMINEES." (p. 10, emphasis original). As stated correctly on p. 7, "A shareholder cannot abstain in the election of trustees . . ."
* * *
In light of the foregoing, we respectfully request that the Staff of the SEC require Saba to remedy the violations set forth above.

Please feel free to contact me directly at 215.564.8011 or mmabry@stradley.com with any questions or comments.

Very truly yours, /s/Michael D. Mabry Michael D. Mabry